EXHIBIT 21.1

BUFFALO WILD WINGS, INC.

LIST OF SUBSIDIARIES

Name	State of Incorporation

Blazin Wings, Inc.	Minnesota

Real Wing, Inc.	Kansas

Buffalo Wild Wings International, Inc.	Ohio

Tender Wings, Inc.*	Minnesota

Texas Big Wings, Inc.*	Texas

BWW Development, LLC	Minnesota

*Subsidiary of Blazin Wings, Inc.